June 5, 2015

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:      Incapital Trust Products LLC
Registration Statement on Form S-3 (File No. 333-204708) (the
“Registration Statement”)

ACCELERATION REQUEST
REQUESTED DATE:       June 9, 2015
REQUESTED TIME:        4:30 PM, EASTERN TIME

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Incapital Trust Products LLC (the “Company”) requests that the above-referenced Registration Statement be declared effective at the “Requested Date” and “Requested Time” set forth above.  The Company hereby authorizes Anna T. Pinedo, counsel for the Company, to make such request on our behalf.

In connection with the acceleration request, the Company hereby acknowledges that:

•
should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Sincerely, INCAPITAL TRUST PRODUCTS LLC

By:	/s/ A. Brad Busscher
Name: A. Brad Busscher Title: General Counsel

cc:  Anna T. Pinedo
Morrison & Foerster LLP